VIA FAX	February 29, 2008

United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549-7010

Attention: H. Roger Schwall

Dear Mr. Schwall:

Re:	PolyMet Mining Corp. Form 20-F for the year ended January 31, 2007
Filed on May 31, 2007, File No. 0-18701

Set forth herein are PolyMet Mining Corp.’s (the “Company,” “we” or “our”) responses to the comments contained in the comment letter of the staff of the Securities and Exchange Commission (the “Commission”), dated January 31, 2008, with respect to the Company’s Annual Report on Form 20-F for the year ended January 31, 2007 (the “Form 20-F”), filed with the Commission on May 31, 2007. As discussed with staff member Ms. Nasreen Mohammed, the Company will file an Amendment No. 1 to the Form 20-F (the “Form 20-F/A”) once we are informed that your comments have been satisfactorily addressed.

Courtesy copies of this letter have been sent to the Commission’s examiners via courier. For your convenience, we have reprinted the Commission’s written comments below prior to the Company’s responses.

Directors and Senior Management, page 33

1.	In future filings provide biographical sketches without significant gaps. For example, we note that you provide Mr. Murray’s experience up until April 1993, and then again commencing with March 2003.

RESPONSE: We will ensure that the biographical sketches in future filings do not contain significant gaps.

Related Party Transactions, Page 45

2.

We note that several directors received consulting fees in connection with the NorthMet Project. Expand this discussion to discuss the material terms of your consulting agreements with Messrs. Dreisinger and Swearingen, and file the consulting agreements as exhibits.

RESPONSE: The agreements with Messrs. Dreisinger and Swearingen are oral agreements and therefore we are unable to file them as exhibits.

During the year ended January 31, 2007, the Company paid $62,200 (2006 - $36,831 and 2005 - $28,358) to Dr. Dreisinger for consulting fees primarily in connection with activities related to the processing / technical side of the NorthMet project and related expenses (the latter were supported by invoices and receipts). The consulting fees in 2007 were based on a monthly fee of Canadian $5,500 plus general sales tax.

During the year ended January 31, 2007, the Company paid $59,620 (2006 - $41,012 and 2005 - $nil) to Mr. Swearingen for consulting fees primarily in connection with activities related to our agreements with Cliffs Erie L.L.C. and land tenure and related expenses (the latter were supported by invoices and receipts). The consulting fees in 2007 were based on a monthly fee of $5,000.

We intend to amend the disclosure in our Form 20-F/A to reflect the above information as set out below:

“B. Related Party Transactions

The Company has conducted transactions with officers, directors and persons or companies related to directors and paid or accrued amounts as follows:

	2007	2006	2005

Consulting fees paid to Directors of the Company
and rent and office charges paid to a company of
which the president is a director	$184,000	$103,000	$48,000

The amounts charged to the Company for the services provided have been determined by negotiation among the parties and, in certain cases, are covered by signed agreements. These transactions were in the normal course of operations and were measured at the exchange value, which is the amount of consideration established and agreed to by the related parties.”

Disclose Controls and Procedures, page 54

3.

You state that you established new internal controls in light of the need for you to restate your 2005 and 2006 financial statements. Please describe in necessary detail the material changes made to your internal controls. We note in that regard the general statement that appears in the second paragraph on page 56.

RESPONSE: We intend to include the following disclosure in the Form 20-F/A “We hired a Group Controller who was formerly an audit partner at a large international chartered accountant firm. He has extensive experience working with SEC Foreign Private Issuers. With respect to specific internal controls related to equity instrument transactions, the accounting for all equity transactions is now specifically reviewed in detail by the Group Controller.”

Financial Statements, page 58

4.

We note that you did not file the audit report of the predecessor auditors. Please amend to include their audit report, as an audit report referring to each period for which audited financial statements are required must be included in the filing. See Item 8.A.3 of Form 20-F. In addition, we note that the prior years’ financial statements were restated. Please disclose how your auditors complied with AU Section 315, “Discovery of Possible Misstatements in Financial Statements Reported on by a Predecessor Auditor.”

RESPONSE: We have attached, as Appendix A to this letter, the report of our predecessor auditors Staley Okada and Partners (“Staley Okada”) and intend to include it in the financial statements in our Form 20-F/A. Staley Okada became part of PricwaterhouseCoopers LLP (“PwC”) effective August 1, 2006. PwC communicated with Staley Okada at the time of the change of auditors and again when they became aware of the need to restate the financial statements on which Staley Okada had reported for the year ended January 31, 2006.

Exhibits

5.	File as exhibits the employment agreements with your named executive officers discussed on page 42.

RESPONSE: We have attached, as Appendix B to this letter, and will file, as Exhibit Nos. 16.1, 16.2, 16.3 and 16.4, respectively, to our Form 20-F/A, the agreements with our named executive officers: William Murray, Douglas Newby, Joseph Scipioni and Niall Moore.

Engineering Comment, General

6.

We note that you refer to or use terms such as potential mineralization, drill indicated resources, measured, indicated, or inferred resources on your website. As you may know, for U.S. reporting purposes, measures of mineral reserves must be consistent with the definitions set forth in Industry Guide 7. These generally differ from measurement systems that guide the estimation of resources. If you continue to make references on your web site to reserve measures other than those recognized by the SEC, please accompany such disclosure with the following cautionary language:

“Cautionary Note to U.S. Investors – The United States Securities and Exchange Commission limits disclosure for U.S. reporting purposes to mineral deposits that a company can economically and legally extract or produce. We use certain terms on this web site, such as “reserves,” “resources,” “geologic resources,” “proven,” “probable,” “measured,” “indicated,” or “inferred,” which may not be consistent with the reserve definitions established by the SEC. U.S. investors are urged to consider closely the disclosure in our Form 20-F. You can review and obtain copies of these filings from the SEC’s website at http://www.sec.gov/edgar.shtml.”

Please indicate the location of this disclaimer in your response.

RESPONSE – In our presentations and news releases that reference other measures of reserves or resources we include a cautionary note to U.S. Investors that, we believe, is compatible with the cautionary language that you proposed for our website. We have now included the cautionary language on our website as well on the section entitled “PROJECT” – under both the subheading “Project Description” which references measures other than reserves compliant with Industry Guide 7 and also under the subheading “DEFINITIVE FEASIBILITY STUDY” which also includes non-compliant statements about resources, as we are required to do under Canadian regulations.

Please do not hesitate to contact the undersigned at (646)512-2553 or Niall Moore at (604)307-6749 if you have any questions or comments regarding the foregoing responses.

Yours truly,

POLYMET MINING CORP.

Douglas Newby
Chief Financial Officer

Encl.

APPENDIX A

Report of Independent Auditor

To the Shareholders of Polymet Mining Corp.:

We have audited the accompanying consolidated balance sheet of Polymet Mining Corp. (the “Company”) as at 31 January 2006 and the related consolidated statements of shareholders' equity, loss and cash flows for each of the years in the two-year period ended 31 January 2006. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the Canadian generally accepted auditing standards and with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as at 31 January 2006, and the results of its operations and its cash flows for each of the years in the two-year period ended 31 January 2006, after the restatement (as described in Note 2), in accordance with Canadian generally accepted accounting principles.

“Staley, Okada & Partners”

Vancouver, BC	STALEY, OKADA & PARTNERS
4 April 2006, except as to Note 2, which is as	CHARTERED ACCOUNTANTS
of 27 April 2007

APPENDIX B

Services Agreement with Douglas Newby
Employment Offer to Joseph Scipioni
Employment Agreement with Niall Moore
Project Management Agreement with Group 4 Ventures Ltd.
Employment Agreement with William Murray